EMPLOYMENT AGREEMENT

This Agreement is executed effective April 1, 1997 between CODED
COMMUNICATIONS CORPORATION, a Delaware corporation ("Employer"), and John A. Robinson, Jr., an individual ("Employee"), who agree as follows:

1. Hiring. Employer hereby hires Employee as, and Employee hereby agrees to act as, President of Decom Systems, Inc.

2. Duties. Employee shall faithfully and diligently perform the following duties on a full-time basis: (a) Devoting Employee's entire productive time, ability and attention to the business of Employer, including without limitation performing the duties consistent with the position of President of Decom Systems as set forth on attached Exhibit A; and
(b) Performing such other duties as Employer shall from time to time specify that are consistent with the duties normally performed by an employee like Employee.

2.1. If during the first twelve (12) month period of this Agreement, the Employer restructures the operations of Decom Systems, Inc. such that in the sole opinion of the Employer the Employee's entire productive time and attention is not required to manage Decom's business, then Employer will enter into an agreement with Employee pursuant to which Employee will perform his duties hereunder on a less than full-time basis, and as long as Employee is not in breach of that agreement he shall not be considered to have breached this Agreement.

3. Term. The term of this Agreement shall commence on the date of this Agreement, and, unless terminated earlier as set forth below, shall expire on September 18, 1999 (the "Termination Date").

4. Termination. At any time that Good Cause (as defined below) exists or has arisen, Employer may, at its election, terminate this Agreement by so notifying Employee in writing (the "Good Cause Notice"). From and after the date of this Agreement, whether or not Good Cause exists or has arisen, either Employer or Employee may, at either party's election, terminate this Agreement by so notifying the other in writing (the "Termination Notice"), for any reason whatsoever or for no reason. Upon the earlier of the Termination Date, immediately after the giving of the Good Cause Notice, or fifteen (15) days after the giving of the Termination Notice, (a) this Agreement shall be deemed terminated, (b) neither Employee nor Employer shall have any further rights or obligations under this Agreement (except with respect to the obligations under the Paragraphs in this Agreement entitled "Termination Obligations," "Confidentiality," "Proprietary Information," and "Competition," which obligations shall survive any such termination), (c) Employee shall return to Employer all property belonging to Employer, including without limitation all Confidential Material (as defined below), promotional material, advertising information, samples, price lists and similar items, and (d) Employer shall have no obligation to make any further payments to Employee, except for amounts earned pursuant to this Agreement by Employee prior to such termination, which amounts Employer shall pay to Employee upon Employee's returning to Employer all such property. For purposes of this Agreement, "Good Cause" shall mean the existence or occurrence of any of the following:

4.1. If Employee is convicted of theft, larceny, embezzlement, fraud or other felony.

4.2.  The death of Employee.

4.3. If Employee becomes materially disabled (as "disability" is defined under applicable state law or the Employee's long-term disability insurance plan) to such an extent that Employee is precluded from performing the duties set forth in this Agreement for a period of 90 consecutive days, or 120 days in the aggregate during any one-year period.

5. Compensation. Employee's total compensation under this Agreement shall be $140,000 per year, payable at the rate of $2,692.31 per week, which payments shall be made in accordance with and at the same times as Employer's ordinary payroll procedures ("Base Salary").

6. Options. Employee acknowledges the prior grant to Employee of stock options (the "Options") to purchase 1,000,000 (one million) shares of Employer's common stock. The Options are granted and subject to the terms and conditions of Employer's 1992 Stock Option Plan.

7. Benefits. Employee shall be entitled to the following benefits during the term of this Agreement:

7.1. Four weeks paid vacation for each one-year period during the term of this Agreement (prorated for any partial year), to be taken at such times that are consistent with Employee's performance of Employee's duties under this Agreement and Employer's policy for vacation.

7.2. Reimbursement for reasonable out-of-town travel expenses and local expenses incurred in the proper performance of Employee's duties under this Agreement, in accordance with Employer's policy.

7.3. Inclusion in Employer's medical plan for Employer's other employees, including Employee's paid dependent insurance coverage.

7.4. All benefits generally available to other employees of Employer.

7.5 Employer shall provide a leased automobile for use by the Employee. Employer shall be responsible for automobile insurance and regular maintenance and repairs; the Employee shall be responsible for all gasoline expense.

7.6 Inclusion in Employer's term life insurance plan for Executive Officers, with premiums paid by the Employer, when and if such plan is approved by the Employer.

Employee shall not be entitled to any other compensation or benefits.

8. Termination Obligations. If this Agreement is terminated prior to the Termination Date, Employee will be entitled to the following termination benefits:

8.1.  If this Agreement is terminated by Employee after giving
Employer the Termination Notice and if Employee has been within the employ of Employer for 12 continuous months from the date of the Agreement, prior to the giving of the Termination Notice, then Employee will receive the severance benefits equal to the lesser of (i) the Base Salary payable over the unexpired term of this Agreement payable in equal monthly payments beginning the first month after the date of the Termination Notice, or (ii) eighteen (18) months Base Salary payable in eighteen (18) equal monthly payments beginning the first month after the date of the Termination Notice.

8.2. If this Agreement is terminated by Employer for any reason other than Good Cause after giving Employee the Termination Notice, then Employee shall receive a severance benefit equal to the balance of the Base Salary payable over the unexpired term of this Agreement, such benefit to be payable in equal monthly installments beginning the first month after the date of the Termination Notice and ending on September 18, 1999.

8.3. If this Agreement is terminated by Employer due to Employee's disability as described in Paragraph 4.3 above after giving Employee the Good Cause Notice, then Employee shall receive a severance benefit of twelve (12) month's Base Salary, less any amounts payable to Employee under any applicable disability insurance maintained by Employer for the benefit of Employee, payable in equal consecutive monthly installments commencing one month after the effective date of the Good Cause Notice.

8.4. If this Agreement is terminated by Employer due to the death of the Employee after giving Employee's estate the Good Cause Notice, then Employee's estate shall receive a death benefit of six (6) month's Base Salary, less any benefits paid to Employee's beneficiaries under any life insurance plan maintained by Employer for the benefit of Employee, payable in six (6) equal monthly installments commencing one month after the effective date of the Good Cause Notice.

8.5. If this Agreement is terminated by Employer for any reason other than Paragraph 4.1 after giving Employee the Termination Notice, then Employer shall cause to be paid for the unexpired term of this Agreement: (i) Employee's COBRA medical insurance premiums, including dependent care premiums if applicable, and (ii) insurance premiums under any life insurance plan existing at the Termination Date pursuant to paragraph 7.6 above.


8.6 If this Agreement is terminated by Employee for any reason, then Employee shall return to Employer the leased automobile described in paragraph 7.5 in good condition not more than thirty (30) days from the date of the Termination Notice. In the event the Employer terminates this Agreement for any reason other than Paragraph 4.1 above, then Employee shall return to Employer the leased automobile in good condition within thirty (30) days of the Termination Date, provided however, Employee shall have the option to notify Employer within such thirty (30) day period that Employee elects to
(i) assume the remaining term of the lease agreement, or (ii) buy out the leased vehicle at a price equal to the residual value of the leased vehicle as set out in the lease agreement. In the event Employee is terminated by Employer under Paragraph 4.1 above, the leased vehicle shall be returned to the Employer in good condition within three (3) days of the date of the Good Cause Notice.

Notwithstanding the foregoing, Employee shall not be entitled to any benefits under this Paragraph 8 if Employee accepts any position of employment or consulting with a competitor of Employer's mobile data communications business at any time within one year after the Termination Date or effective date of the Termination Notice or Good Cause Notice. In such case, Employer will have no further Termination Obligations under Paragraph 8 to Employee effective on the date Employee accepts any position of employment or consulting with a mobile data competitor.

9. Representations and Warranties. Employee represents and warrants that this Agreement will not cause or require Employee to breach any obligation to, or agreement or confidence with, any other person.

10. Confidentiality. Employee hereby acknowledges that Employer has made (or may make) available to Employee certain customer lists, product design information, performance standards and other confidential and/or proprietary information of Employer and its subsidiaries or licensed to Employer and its subsidiaries, including without limitation trade secrets and copyrighted materials (collectively, the "Confidential Material"). Neither Employee nor any agent, employee, officer, or independent contractor of or retained by Employee shall make any disclosure of this Agreement, the terms of this Agreement, or any of the Confidential Material. Neither Employee nor any agent, employee, officer, or independent contractor of or retained by Employee shall make any duplication or other copy of any of the Confidential Material.
 Immediately upon request from Employer, Employee shall return to Employer all Confidential Material. Employee shall notify each person to whom any disclosure is made that such disclosure is made in confidence, that the Confidential Material shall be kept in confidence by such person, and that such person shall be bound by the provisions of this Paragraph.`

11. Proprietary Information.  For purposes of this Agreement,
"Proprietary Information" shall mean any information, observation, data, written material, record, document, computer program, software, firmware, invention, discovery, improvement, development, tool, machine, apparatus, appliance, design, promotional idea, customer list, practice, process, formula, method, technique, trade secret, product and/or research related to the actual or anticipated research, development, products, organization, business or finances of Employer (or any of its affiliates). All right, title and interest of every kind and nature whatsoever in and to the Proprietary Information made, discussed, developed, secured, obtained or learned by Employee during the term of this Agreement, or the 60-day period immediately following termination of this Agreement, shall be the sole and exclusive property of Employer for any purposes or uses whatsoever, and shall be disclosed promptly by Employee to Employer. The covenants set forth in the preceding sentence shall apply regardless of whether any Proprietary Information is made, discovered, developed, secured, obtained or learned
(a) solely or jointly with others, (b) during the usual hours of work or otherwise, (c) at the request and upon the suggestion of Employer or otherwise, or (d) with Employer's materials, tools, instruments or on Employer's premises or otherwise. All Proprietary Information developed, created, invented, devised, conceived or discovered by Employee that are subject to copyright protection are explicitly considered by Employee and Employer to be works made for hire to the extent permitted by law. Employee hereby assigns to Employer all of Employee's right, title and interest in and to the Proprietary Information. Employee hereby forever fully releases and discharges Employer, any affiliates of Employer and their respective officers, directors and employees, from and against any and all claims, demands, damages, liabilities, costs and expenses of Employee arising out of, or relating to, any Proprietary Information. Employee shall execute any documents and take any action Employer may deem necessary or appropriate to effectuate the provisions of this Agreement, including without limitation assisting Employer in obtaining and/or maintaining patents, copyrights or similar rights to any Proprietary Information assigned to Employer, if Employer, in its sole discretion, requests such assistance. Employee shall comply with any reasonable rules established from time to time by Employer for the protection of the confidentiality of any Proprietary Information.
Employee irrevocably appoints the Chief Executive Officer of Employer to act as Employee's agent and attorney-in-fact to perform all acts necessary to obtain and/or maintain patents, copyrights and similar rights to any Proprietary Information assigned by Employee to Employer under this Agreement if (a) Employee refuses to perform those acts, or (b) is unavailable, within the meaning of any applicable laws. Employee acknowledges that the grant of the foregoing power of attorney is coupled with an interest and shall survive the death or disability of Employee. Employee shall promptly disclose to Employer, in confidence (a) all Proprietary Information that Employee creates during the term of this Agreement, and (b) all patent applications filed by Employee within one year after termination of this Agreement. Any application for a patent, copyright registration or similar right filed by Employee within one year after termination of this Agreement shall be presumed to relate to Proprietary Information created by Employee during the term of this Agreement, unless Employee can prove otherwise. Nothing contained in this Agreement shall be construed to preclude Employer from exercising all of its rights and privileges as sole and exclusive owner of all of the Proprietary Information owned by or assigned to Employer under this Agreement. Employer, in exercising such rights and privileges with respect to any particular item of Proprietary Information, may decide not to file any patent application or any copyright registration on such Proprietary Information, may decide to maintain such Proprietary Information as secret and confidential, or may decide to abandon such Proprietary Information or dedicate it to the public. Employee shall have no authority to exercise any rights or privileges with respect to the Proprietary Information owned by or assigned to Employer under this Agreement. This Agreement does not apply to any Proprietary Information that qualifies fully under the provisions of California Labor Code Section 2870 or any similar or successor statute.

12. Competition. During the term of this Agreement, Employee shall not own an interest in, operate or participate in, or be connected as an officer, director, employee, agent, independent contractor, partner, shareholder or principal of any business entity or person producing, designing, providing, soliciting orders for, selling, distributing, or marketing products, goods, equipment and/or services which compete with Employer's products, goods, equipment and/or services. To the extent permitted by applicable law, for one year following termination of this Agreement, Employee shall not undertake any employment or activity competitive with Employer's business, including without limitation the inducement or solicitation of Employer's customers, if the duties or work of, in connection with or related to such competitive employment or activity would or might cause Employee to reveal or use any Proprietary Information.

13. Injunctive Relief. Each of Employer and Employee hereby acknowledge (a) the unique nature of the provisions set forth in the Paragraph of this Agreement entitled "Confidentiality," "Proprietary Information," and "Competition," (b) that Employer will suffer irreparable harm if Employee breaches any of such provisions, and (c) that monetary damages will be inadequate to compensate Employer for such breach. Therefore, if Employee breaches any of such provisions, then Employer shall be entitled to injunctive relief (in addition to any other remedies at law or equity) to enforce such provisions.

14. Survival. The representations, warranties and covenants of Employee in this Agreement shall survive any termination of this Agreement.

15. Governing Law. This Agreement is governed by and construed in accordance with the laws of the State of California, irrespective of California's choice-of-law principles.

16. Further Assurances. Each party to this Agreement shall execute and deliver all instruments and documents and take all actions as may be reasonably required or appropriate to carry out the purposes of this Agreement.

17. Venue and Jurisdiction. All actions and proceedings arising in connection with this Agreement must be tried and litigated exclusively in the State and Federal courts located in the County of San Diego, State of California, which courts have personal jurisdiction and venue over each of the parties to this Agreement for the purpose of adjudicating all matters arising out of or related to this Agreement. Each party authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this paragraph by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices set forth in this Agreement.



18. Counterparts and Exhibits. This Agreement may be executed in counterparts, each of which is deemed an original and all of which together constitute one document. All exhibits attached to and referenced in this Agreement are incorporated into this Agreement.

19. Attorney's Fees. The prevailing party(ies) in any litigation, arbitration, mediation, bankruptcy, insolvency or other proceeding ("Proceeding") relating to the enforcement or interpretation of this Agreement may recover from the unsuccessful party(ies) all costs, expenses, and actual attorney's fees (including expert witness and other consultants' fees and costs) relating to or arising out of (a) the Proceeding (whether or not the Proceeding proceeds to judgment), and (b) any post-judgment or post-award proceeding including, without limitation, one to enforce or collect any judgment or award resulting from the Proceeding. All such judgments and awards shall contain a specific provision for the recovery of all such subsequently incurred costs, expenses, and actual attorney's fees.

20. Modification. This Agreement may be modified only by a contract in writing executed by the party to this Agreement against whom enforcement of the modification is sought.

21. Headings. The paragraph headings in this Agreement: (a) are included only for convenience, (b) do not in any manner modify or limit any of the provisions of this Agreement, and (c) may not be used in the interpretation of this Agreement.

22. Prior Understandings. This Agreement and all documents specifically referred to and executed in connection with this Agreement: (a) contain the entire and final agreement of the parties to this Agreement with respect to the subject matter of this Agreement, and (b) supersede all negotiations, stipulations, understandings, agreements, representations and warranties, if any, with respect to such subject matter, which precede or accompany the execution of this Agreement.

23. Interpretation. Whenever the context so requires in this Agreement, all words used in the singular may include the plural (and vice versa) and the word "person" includes a natural person, a corporation, a firm, a partnership, a joint venture, a trust, an estate or any other entity. The terms "includes" and "including" do not imply any limitation. For purposes of this Agreement, the term "day" means any calendar day and the term "business day" means any calendar day other than a Saturday, Sunday or any other day designated as a holiday under California Government Code Sections 6700-6701. Any act permitted or required to be performed under this Agreement upon a particular day which is not a business day may be performed on the next business day with the same effect as if it had been performed upon the day appointed. No remedy or election under this Agreement is exclusive, but rather, to the extent permitted by applicable law, each such remedy and election is cumulative with all other remedies at law or in equity.


24. Partial Invalidity. Each provision of this Agreement is valid and enforceable to the fullest extent permitted by law. If any provision of this Agreement (or the application of such provision to any person or circumstance) is or becomes invalid or unenforceable, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, are not affected by such invalidity or unenforceability unless such provision or the application of such provision is essential to this Agreement.

25. Successors-in-Interest and Assigns. Employee may not voluntarily or by operation of law assign, hypothecate, delegate or otherwise transfer or encumber all or any part of its rights, duties or other interests in this Agreement without the prior written consent of Employer, which consent may be withheld in Employer's sole and absolute discretion. Any such transfer in violation of this paragraph is void. Subject to the foregoing and any other restrictions on transferability contained in this Agreement, this Agreement is binding upon and inures to the benefit of the successors-in-interest and assigns of each party to this Agreement.

26. Notices. Each notice and other communication required or permitted to be given under this Agreement ("Notice") must be in writing. Notice is duly given to another party upon: (a) hand delivery to the other party, (b) receipt by the other party when sent by facsimile to the address and number for such party set forth below (provided, however, that the Notice is not effective unless a duplicate copy of the facsimile Notice is promptly given by one of the other methods permitted under this paragraph), (c) three business days after the Notice has been deposited with the United States postal service as first class certified mail, return receipt requested, postage prepaid, and addressed to the party as set forth below, or (d) the next business day after the Notice has been deposited with a reputable overnight delivery service, postage prepaid, addressed to the party as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery-service-provider.

To:      CODED COMMUNICATIONS CORPORATION
1939 Palomar Oaks Way
Carlsbad, CA  92009
(619) 438-5649 -- (Telecopy)

To:     John A. Robinson, Jr.
          1735 Kings Road
          Vista, CA 92084

Each party shall make a reasonable, good faith effort to ensure that it will accept or receive Notices to it that are given in accordance with this paragraph. A party may change its address for purposes of this paragraph by giving the other party(ies) written notice of a new address in the manner set forth above.

27. Waiver. Any waiver of a default or provision under this Agreement must be in writing. No such waiver constitutes a waiver of any other default or provision concerning the same or any other provision of this Agreement. No delay or omission by a party in the exercise of any of its rights or remedies constitutes a waiver of (or otherwise impairs) such right or remedy. A consent to or approval of an act does not waive or render unnecessary the consent to or approval of any other or subsequent act.

28. Drafting Ambiguities. Each party to this Agreement has reviewed and revised this Agreement and has had the opportunity to have such party's legal counsel review and revise this Agreement. The rule of construction that ambiguities are to be resolved against the drafting party or in favor of the party receiving a particular benefit under an agreement may not be employed in the interpretation of this Agreement or any amendment to this Agreement.

29. Third Party Beneficiaries. Nothing in this Agreement is intended to confer any rights or remedies on any person or entity other than the parties to this Agreement and their respective successors-in-interest and permitted assignees, unless such rights are expressly granted in this Agreement to another person specifically identified as a "Third Party Beneficiary."

30. ARBITRATION OF DISPUTES. ANY CONTROVERSY OR CLAIM RELATING TO THIS AGREEMENT SHALL BE SETTLED IN SAN DIEGO, CALIFORNIA BY ARBITRATION IN ACCORDANCE WITH THE NATIONAL RULES FOR THE RESOLUTION OF EMPLOYMENT DISPUTES OF THE AMERICAN ARBITRATION ASSOCIATION, AND JUDGMENT UPON THE AWARD RENDERED BY THE ARBITRATOR(S) MAY BE ENTERED IN ANY COURT HAVING JURISDICTION. THE ARBITRATOR(S) SHALL NOT HAVE THE AUTHORITY TO AWARD PUNITIVE DAMAGES AGAINST ANY PARTY(IES) TO THIS AGREEMENT.

NOTICE: BY INITIALING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THIS AGREEMENT DECIDED BY NEUTRAL ARBITRATION AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY.



WE HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO SUBMIT DISPUTES ARISING OUT OF THIS AGREEMENT TO NEUTRAL ARBITRATION.

	Employer's Initials: ________       Employee's Initials: __________


31. Receipt of Copy. Employee hereby acknowledges that it has received a signed copy of this Agreement.

EMPLOYEE:

_____________________________________
John A. Robinson, Jr.


EMPLOYER:

CODED COMMUNICATIONS CORPORATION,
 a Delaware corporation


By:	___________________________________________
Gary Luick, President and Chief Executive Office


                        	Exhibit A
	                   Position Description


POSITION TILE:		President of Decom Systems, Inc.

POSITION REPORTS TO:	Chief Executive Officer.

FUNCTION:		As President, shall have general active charge
and control over the business and affairs of Decom Systems, Inc. (the "Corporation"), subject to the Chief Executive Officer. Is responsible for directing the organization with the objective of generating the maximum profit and return on invested capital over the long-term.
Represents the Corporation with its major customers and suppliers.

ETHICS AND VALUES:	Performs all job responsibilities and conducts all business
relationships, both internal and external, in
concert with the ethical standards of the
Corporation's stated policies and values.

RESPONSIBILITIES AND JOB DUTIES:

1.	With the advice of senior members of management and other resources, develops basic objectives and business plans; has these approved by the Chief Executive Officer.

2.	Ensures that corporate policies are properly interpreted and administered by subordinates; reviews and approves proposed internal policies with the Vice President of Administration or other applicable Corporate officers.

3.	Directs the preparation of adequate plans for the future development and growth of the Corporation, periodically presents such plans to the Chief Executive Officer for approval.

4.	At specific times, presents operation and capital expenditure budgets for review and approval by the Chief Executive Officer.

5.	With the senior members of management, analyzes operating results of the
Corporation and operating units relative to established objectives and ensures that appropriate action is taken to correct unsatisfactory conditions.

6.	Establishes the specific limitation of authority of subordinates regarding policies, contractual commitments, corporate assets, expenditures and personnel actions, with the concurrence of the Vice President Finance.

A-1